Mail Stop 4561

March 30, 2010

Scott J. Yetter
President and Chief Executive Officer
Voxware, Inc.
300 American Metro Blvd., Suite 155
Hamilton, NJ 08619

> **Re:** **Voxware, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **File No. 000-021403**

Dear Mr. Yetter:

We have reviewed your response letters dated February 18, 2010 and March 1, 2010 in connection with the above-referenced filing and have the following comments. In our comments we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2010.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 8. Consolidated Financial Statements

Summary of Accounting Policies and Notes to Consolidated Financial Statements

Note 4. Accounts Payable and Accrued Expenses, page F-13

1.   We note your responses to prior comments 2 through 4 in addition to your response to comment 1 of our letter dated January 7, 2010. Based on your responses to these comments, it appears that the initial accruals recorded, which the company made subsequent adjustments to in the fourth quarter of fiscal year 2008, should be considered accounting errors. Please amend your Form 10-K to restate the financial statements impacted or advise us as to why such a restatement is not necessary. If you believe a restatement of the financial statements is not necessary, provide us with a comprehensive materiality analysis consistent with SABs 99 and 108. Your materiality analysis should address the quantitative

Scott J. Yetter
Voxware, Inc.
March 30, 2010
Page 2

impact on your quarterly and annual periods of each error individually and in aggregate, including the impact of the error related to stock-based compensation that was corrected in the fourth quarter of fiscal year 2009.

2.	As a related matter, describe for us the changes in policies and procedures and the timing of the changes you made for the accrual of expenses and liabilities related to these items.

<u>Item 9A(T). Controls and Procedures</u>

<u>Changes in Internal Controls over Financial Reporting, page 29</u>

3.	On page 30 you disclose that there were no changes during the quarter ended June 30, 2009 in your internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. In light of the significant adjustment made during the quarter ended June 30, 2009 to correct errors in prior calculations of stock-based compensation expense, please describe for us the remediating changes to internal controls and procedures made and the timing of these changes. Tell us whether you concluded that the circumstances resulting in the error represent a significant deficiency or material weakness in internal controls over financial reporting and describe your basis for this conclusion.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief